EXHIBIT 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY CAROLINAS
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2016	2015	2014	2013	2012
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$1,800	$1,709	$1,661	$1,571	$1,322
Fixed charges	481	456	457	461	467
Total earnings	$2,281	$2,165	$2,118	$2,032	$1,789

Fixed charges:
Interest on debt, including capitalized portions	$467	$453	$445	$452	$455
Estimate of interest within rental expense	14	3	12	9	12
Total fixed charges	$481	$456	$457	$461	$467
Ratio of earnings to fixed charges	4.7	4.7	4.6	4.4	3.8